

Restaurant 5655 College Ave LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.00%

Target Raise Amount: $124,000

Offering End Date: November 7, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Restaurant 5655 College Ave LLC

Founded: April 12, 2022

Address: 5655 College Ave #101
            Oakland, CA 94618

Industry: Full-Service Restaurants

Employees: 40

Website: https://www.acrekitchenandbar.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- pizza program expansion and marketing

$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,789 Followers



<u>Business Metrics:</u>

	FY23	YTD 7/31/2024
Total Assets	$1,380,449	$1,313,883
Cash & Cash Equivalents	$92,109	$2,359
Accounts Receivable	$0	$17,752
Short-term Debt	$392,719	$235,796
Long-term Debt	$0	$211,242
Revenue	$4,104,841	$1,913,572
Cost of Goods Sold	$1,125,872	$470,724
Taxes	$0	$0
Net Income	$295,294	-$242,661

<u>Recognition:</u>

Restaurant 5655 College Ave LLC (DBA ACRE) serves California-Rustic food and serenity in Oakland. The menu changes some dishes regularly and features a few all the time. Nor-Cal Farms and Purveyors they support regularly include FEED Sonoma Co-Op, Star Route Farms, Full Belly Farm, Monterey Fish, and Rocky's Chicken.

<u>About:</u>

Restaurant 5655 College Ave LLC (DBA ACRE) is the place for life to slow down so you can relax, breathe, and enjoy the spirit of their hospitality. Their dishes are heartfelt, honest, and inspired by the seasons.

For more information, contact our Customer Support Team at support@thesmbx.com

